NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Hires Mr. Kelly Kerr as VP Finance and CFO

Calgary, Alberta; October 13, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that Mr. Kelly Kerr has joined the Company in the role of VP Finance and CFO.

Mr. Kerr has held senior executive positions in junior public oil and gas companies since 1992 with Deep Basin Energy Inc., TriQuest Energy Corp., Innova Exploration Ltd. and Action Energy Inc. In addition, Mr. Kerr spent four years as Corporate Finance Associate at Rogers & Partners Securities, providing him with a broader perspective of the finance and investment industry.  He received his B. Comm. Degree from the University of Calgary and progressed into his first role as Corporate Controller after working at KPMG.

Mr. Kerr brings strong public market experience and a solid background in corporate accounting, internal controls and corporate finance to MegaWest, having previously been involved in various corporate restructurings and public equity and debt financings.  Mr. Kerr has oversight of finance, accounting and treasury functions and will focus on investor relations and corporate governance for MegaWest.

R. William Thornton
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:
George T. Stapleton, II, Chairman of the Board Telephone: 281.499.7498 R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.